UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70525

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Black Edge Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

811 WEST FULTON, SUITE 400

(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia Cerny	708-308-5756	pcerny@blackedge.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N., Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010		5376	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kent _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Black Edge Securities, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW R CASADAY
Notary Public, State of Texas
Comm. Expires 05-05-2029
Notary ID 131119305

Signature:

Title:
Chief Operating Officer

_____ 02/27/2026
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Black Edge Securities, LLC

(A Delaware Limited Liability Company)
Financial Statements and Independent Audit Report
For the period January 1, 2025 through December 31, 2025

Black Edge Securities, LLC

(A Delaware Limited Liability Company)

Table of Contents

For the period January 1, 2025 through December 31, 2025



CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Black Edge Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Black Edge Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Black Edge Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Black Edge Securities, LLC's auditor since 2024.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 28, 2026

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

Black Edge Securities, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
For the period January 1, 2025 through December 31, 2025

Assets

Cash	$	370,885
Securities owned:		
Options, at fair value		50,861,227
Total securities owned		50,861,227
Open trade equity futures		1,537,650
Prepaid expense		2,218
Total Assets	$	52,771,980

Liabilities

Accounts payable	$	23,188
Securities sold short:		
Options sold short, at fair value		24,818,003
Total securities sold, not yet purchased at fair value		24,818,003
Due to clearing firm		8,215,956
Accrued expenses payable		7,493
Payable to affiliate		2,815,921
Total Liabilities	$	35,880,561

Member's Equity

Member's equity	$	16,891,419
Total Liabilities & Member's Equity	$	52,771,980

The accompanying notes are an integral part of these financial statements.

Black Edge Securities, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

For the period January 1, 2025 through December 31, 2025

NOTE 1   Organization

Black Edge Securities, LLC (the "Company") is a Delaware Limited Liability Company and a wholly owned subsidiary of Black Edge Group, LLC (the "Parent"). The business of the Company is to engage in the speculative trading of index options, futures, and options thereon, for their own account on organized exchanges in the United States. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and a member of the CBOE Exchange, Inc (the "Exchange"). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2   Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad-based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on the trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and are recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

The Company recognizes interest paid and earned on an accrual basis. All dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Receivables from and payables to clearing firm: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing firm in the statement of financial condition, netted by clearing firm. The Company may obtain short-term financing against its positions.

Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing firm.

Income Taxes: A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it were a disregarded entity. The member is responsible for reporting their pro-rata share of the profits or losses on their tax returns. The Company reports their income

NOTE 2   Significant Accounting Policies (continued)

for taxes on a calendar year basis. Primary differences between book and tax income are related to holding gains and losses on investments held at year end.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, present, and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2025.

Statement of Cash Flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Fixed Assets: The Company has an agreement with Black Edge Capital, LLC (the "Affiliate") a brother-sister relationship through the parent. The Company utilizes those fixed assets held by the Affiliate. Accordingly, the Company will not record fixed assets on their balance sheet. The Affiliate will charge the Company on a monthly basis for the use of assets and employees and record those charges as intercompany charges.

Segment Reporting: The Company operates as a single line of business as a securities broker-dealer, which is comprised of arranging for transactions in listed securities. The Company has identified the CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

NOTE 3   Revenue Recognition

The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of Revenue From Contracts With Customers (ASC Topic 606). Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer and de-recognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

NOTE 4   Clearing Agreements

The Company has a joint back office ("JBO") clearing agreement with ABN AMRO Clearing Chicago, LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. The Company's interest in ABN is reflected as a preferred stock on the balance sheet. Under the rules of the Exchange, the Company is required to maintain a minimum net liquidly trading value of $1,000,000 in ABN and is exclusive of the preferred stock value of $10,000.

NOTE 5   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund.

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment were sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested.

Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company assesses the levels of its investments at each measurement date, and transfers between levels are recognized on the actual date of the event of change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2, and 3 during the year.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

NOTE 5   Fair Value Measurements (continued)

Assets at fair value	Level 1	Level 2	Level 3	Total
Options and derivatives	$50,861,227	$0	$0	$50,861,227
Open trade equity futures	$1,537,650	$0	$0	$1,537,650
Total at fair value	$52,398,877	$0	$0	$52,398,877
Liabilities at fair value	Level 1	Level 2	Level 3	Total
Options sold, not yet purchased	$24,818,003	$0	$0	$24,818,003
Due to clearing firm	$8,215,956	$0	$0	$8,215,956
Total at fair value	$33,033,959	$0	$0	$33,033,959

NOTE 6   Net Capital Requirements

For the year ended December 31, 2025, the Company had total member equity of $16,819,419. The Company operates as a B-1 market maker, which is not subject to a net capital requirement under applicable regulatory provisions. Accordingly, the Company is not required to maintain or compute a minimum net capital amount for regulatory purposes. Management monitors the Company's capital position on an ongoing basis to ensure continued compliance with all relevant regulatory requirements.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 7   Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms.

NOTE 7   Derivative Financial Instruments and Off-Balance Sheet Risk (continued)

Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the Commodity Futures Trading Commission ("CFTC").

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

Greater than 99% of the Company's assets are held at their Broker-Dealer ABN.

The Company maintains cash deposits with financial institutions. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation ("FDIC").

NOTE 8   Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of index options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract.

The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing firm and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2025, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition (the gross amounts of assets and liabilities are subject to netting and gross amounts offset in the statement of financial condition as of December 31, 2025):

Derivatives	Asset FMV	Notional Value Long	Liability FMV	Notional Value Short
Long options	$50,861,227	$3,474,692,750	$0	$0
Options sold, not yet purchased	$0	$0	$24,818,003	$2,481,800,250
OTE equity futures	$1,537,650	$0	$0	$575,523,750

NOTE 9   Due from and Due to Clearing Firm

Net amounts Due from and Due to clearing firm as of December 31, 2025, consist of the following:

Due from ABN = $0 and Due to ABN = $8,215,956

These clearing firm accounts relate to the proprietary transactions cleared through such clearing firm, which amounts are collateralized by securities and derivative financial instruments held by the Company. On December 31, 2025, substantially all assets of the Company are deposited with the clearing firm.

NOTE 10   Commitments and Contingencies

The Company, from time to time, is involved in certain claims, arbitrations, and regulatory matters that are incidental to it business operations. The Company contests liability and the amount of damages or fines as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability. For the year ended December 31, 2025, no accrual for commitments and contingencies was deemed necessary.

NOTE 11   Concentrations and Credit Risks

The Company is a proprietary trading firm and doesn't have any customers.

NOTE 12   Related-Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has an agreement with Black Edge Capital, LLC (the "Affiliate") a brother-sister relationship through the Parent whereby certain operating expenses are paid by the Affiliate and charged to the Company based on a series of usage factors and are reported as Shared Services Expenses on the Statement of Income. Payable to Affiliate on the statement of financial condition of approximately $2,815,921 related to those activities.

Black Edge Holdings, LLC (the "Member"), the top-tiered Parent company, made an income tax election at the Member level which will allow the entity to pay the state income taxes of their members (pass through entity tax). Those taxes are deducted as an operating expense at the Member level. A distribution based on the tax effect will be made to the lower-tiered entities during 2026.

NOTE 13   Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing firms, against specified potential losses in connection with their acting as an agent of or providing service to the Company. The maximum potential amount of futures payments that the company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 14   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financials were available to be issued.